6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE        NASDAQ: CRME       TSX: COM

CARDIOME SUCCESSFULLY COMPLETES SECOND PHASE 1 TRIAL

Vancouver, Canada, April 25, 2005 Cardiome Pharma Corp (NASDAQ: CRME) (TSX: COM) today announced that it has successfully completed the Phase 1b study for its controlled-release oral formulation of RSD1235. The completed study evaluated the safety and efficacy of oral RSD1235 as a function of fed and fasted states in normal and poor metabolizers. The study confirmed that RSD1235 is well absorbed and tolerated in all subjects. Absorption was not influenced by a fed or fasted state. On the basis of these results, Cardiome has now begun enrolling patients into a Phase 1c study evaluating safety and tolerability after multi-day dosing.

The series of Phase 1 studies has been undertaken in order to determine the dosing regimen to be used in a Phase 2 efficacy study planned to begin in the second half of 2005. Oral RSD1235 will be studied in patients to confirm the ability of the novel agent to prevent or delay the reoccurrence of AF. Oral RSD1235 is designed to be used as a follow-on therapy to intravenous RSD1235, currently in its second and third Phase 3 trials for the conversion of AF.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

Cardiome’s lead anti-arrhythmic product, RSD1235, is designed to be an acute-use, intravenous (IV) administration treatment for termination of atrial fibrillation (AF) and a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome reported Phase 3 results for IV RSD1235 in December 2004. Of the 237 patients with recent-onset atrial fibrillation (AF), 52% of those receiving an IV dose of RSD1235 converted to normal heart rhythm, as compared to 4% of placebo patients (p< .001). There were no documented cases of drug-related “Torsades de Pointes”. Controlled-release oral formulations of RSD1235 are currently being evaluated in Phase 1 clinical trials.

Cardiome’s lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol is currently in a Phase 2 clinical trial that will evaluate the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF.

Cardiome is traded on the Toronto Stock Exchange (COM) and the Nasdaq National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.